UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

CHINO COMMERCIAL BANCORP

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

16957L 102 (CUSIP Number)

12/31/2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16957L 102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). DANN H. BOWMAN
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 76,382 (includes 8,726 vested option shares) 6. Shared Voting Power 10,654 7. Sole Dispositive Power: 76,382 8. Shared Dispositive Power 10,654

9.	Aggregate Amount Beneficially Owned by Each Reporting person: 87,036
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 11.46%
12.	Type of Reporting Person (See Instructions) IN

Item 1.	(a)	Name of Issuer : CHINO COMMERCIAL BANCORP

	(b)	Address of Issuer’s Principal Executive Offices: 14245 PIPELINE AVENUE, CHINO, CALIFORNIA 91710

Item 2.	(a)	Name of Person Filing: DANN H. BOWMAN

	(b)	Address of Principal Business Office or, if none, Residence: 14245 PIPELINE AVENUE, CHINO, CALIFORNIA 91710

	(c)	Citizenship: USA

	(d)	Title of Class of Securities: COMMON STOCK

	(e)	CUSIP Number:

Item 3.	N/A

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: 87,036 (Includes 8,726 vested option shares)

	(b)	Percent of class: 11.46%

	(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 76,382

	(ii)	Shared power to vote or to direct the vote 10,654 (shares held by spouse in 401K & IRA)

	(iii)	Sole power to dispose or to direct the disposition of 76,382

	(iv)	Shared power to dispose or to direct the disposition of 10,654

Item 5.	Ownership of Five Percent or Less of a Class – N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person – N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. – N/A

Item 8.	Identification and Classification of Members of the Group – N/A

Item 9.	Notice of Dissolution of Group – N/A

Item 10.	Certification – N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/15/12
Date

/s/ Dann H. Bowman
Signature

Dann H. Bowman/President & CEO
Name/Title